Exhibit 10.1

WPS RESOURCES CORPORATION
NONQUALIFIED STOCK OPTION AGREEMENT

THIS AGREEMENT is entered into on _____, _____ (the "Grant Date"), by and between WPS RESOURCES CORPORATION (the "Company"), and _____ _____ (the "Optionee"). This Agreement sets forth the terms, rights and obligations of the parties with respect to the grant of an option to the Optionee. This option shall not become effective until the Optionee signs and returns the "Acknowledgement Form" attached hereto.

The option is granted under, and is subject to, the terms of the WPS Resources Corporation 2001 Omnibus Incentive Compensation Plan (the "Plan"), which are specifically incorporated by reference in this Agreement. Any terms used in this Agreement which are not defined shall have the meaning set forth in the Plan.

The parties to this Agreement covenant and agree as follows:

1.   Grant of Option. Subject to the terms of this Agreement, the Company grants to the Optionee the right and option (the "Option") to purchase _____ shares of Common Stock of the Company, par value $1.00 (the "Optioned Shares") from the Company, at an option price per share equal to $_____ (the closing sales price of a share of Common Stock of the Company as reported on the New York Stock Exchange Composite Transaction reporting system on _____, 200__). **[Insert closing share price on date of grant]**

In the event of certain corporate transactions described in Section 12 of the Plan, the number of Optioned Shares and the per share option price may be adjusted by the Compensation and Nominating Committee of the Board of Directors of the Company (the "Committee"). The Committee's determination as to any adjustment shall be final.

2.   Vesting of Option. The Optioned Shares will vest in accordance with the following schedule:

Percentage of Optioned Shares Vested	Date of Vesting
25%	1st anniversary of Grant Date
An additional 25%	2nd anniversary of Grant Date
An additional 25%	3rd anniversary of Grant Date
The final 25%	4th anniversary of Grant Date

provided, however, that, in the event of the Optionee's termination of employment from the Company and its Affiliates for any reason other than retirement on or after age fifty-five, death or disability (as defined in the Company's long-term disability plan), any Optioned Shares not vested as of the date of such termination will be cancelled.

Notwithstanding the vesting schedule described above, the Committee may extend the date(s) of vesting to a later date to take into account any period of the Optionee's leave of absence, unless prohibited by law.

3.   <u>Exercise of Option</u>. The Option, to the extent vested in accordance with Paragraph 2, may be exercised during the period beginning _____, 200__, **[insert first anniversary of grant date]** and ending:

          a.   on the first anniversary of the date the Optionee's employment with the Company and its Affiliates terminates for any reason other than retirement on or after age fifty-five, death or disability (as defined in the Company's long-term disability plan); or

          b.   in any other case, _____, 201__ **[insert 10th anniversary of grant date]**.

During the life of the Optionee, this Option may be exercised only by the Optionee (or if the Optionee is incapacitated, by the Optionee's legal representative). If the Optionee dies before exercising all of the vested Option, the executor of the Optionee's estate (or by such person as the executor of the estate certifies as inheriting the Option as a result of the operation of the Optionee's last will and testament or as a result of the laws of interstate succession) may exercise all or any portion of the vested Option that has not been exercised, during the exercise periods described above.

4.   <u>Change in Control</u>. Upon the occurrence of a Change of Control (as defined in the Plan), the Option, to the extent then outstanding and unexercised, will become fully vested (if not previously vested) but shall otherwise be subject to the terms of the Plan with respect to such Change in Control.

5.   <u>Manner of Exercise and Payment</u>. In order to exercise this Option, the Optionee (or such other person entitled to exercise the Option as provided in Paragraph 3) must provide a written notice to the Company stating that the Optionee would like to exercise all or a portion of the Option and specifying the number of vested Optioned Shares which are being purchased. The exercise notice must be delivered (in person or by mail) to the Secretary of the Company.

The written notice must be, in the case of clauses (a), (b) and (c) below, accompanied by payment equal to the number of Optioned Shares being purchased multiplied by the option price or, in the case of clause (d) below, accompanied by the documents specified in such clause (d), which will result in payment to the Company on the settlement date (i.e., T+3) equal to the number of Optioned Shares being purchased multiplied by the option price. Subject to such rules and restrictions as the Committee may prescribe, payment may be made, at the Optionee's election: (a) in cash or by certified check payable to the Company; (b) by delivering previously acquired shares of Common Stock, duly endorsed in blank or accompanied by stock powers duly endorsed in blank, with a fair market value at the time of exercise, as determined by the Committee, equal to the required payment amount; (c) by any combination of (a) and (b); or (d) by delivering to the Company or its designated agent an executed irrevocable option exercise form together with irrevocable instructions to a broker-dealer to sell or margin a sufficient portion of the Optioned Shares to be exercised and to deliver the sale or margin proceeds directly to the Company to pay the option price.

Option exercise notices postmarked (if mailed) or received by the Secretary of the Company (if by facsimile or hand-delivery) prior to 11:59 p.m. (central time) of the date specified in Paragraph 3 shall be given effect. Any notice postmarked or received after such time shall be null and void.

6.   <u>Tax Withholding</u>. Upon exercise of all or any part of the Option, the Company may satisfy its withholding obligations in any manner determined by the Committee, including by withholding a portion of the Optionee's compensation or, in the case of a "cashless" exercise, by withholding a number of the Optioned Shares being purchased that have a fair market value, as determined by the Committee, equal to the amount required to be withheld. The fair market value of fractional shares of Stock remaining after the withholding requirements are satisfied will be paid to the Optionee in cash. The Company may also require the Optionee to deliver a check for the Company's withholding tax obligation prior to effecting the exercise of the option or delivering the shares issuable upon exercise.

7.   <u>Miscellaneous</u>.

(a)   The Optionee (or his legal representative) shall not be deemed to be a shareholder of the Company with respect to any of the Optioned Shares being purchased until such shares are paid for in full, and the Company's withholding tax liability is satisfied, to the Committee's satisfaction.

(b)   The Option shall not be transferable by the Optionee; provided that, following the Optionee's death, the Option, to the extent exercisable in accordance with the terms of the Plan and this Agreement, may be exercised by the executor of the Optionee's estate (or by such person as the executor of the estate certifies as inheriting the Option as a result of the operation of the Optionee's last will and testament or as a result of the laws of intestate succession).

(c)   It is fully understood that nothing contained in this Agreement or the Plan shall interfere with or limit in any way the right of the Company or any Affiliate to terminate the Optionee's employment at any time nor confer upon the Optionee any right to continue in the employ of the Company or any Affiliate.

(d)   As a condition of the granting of this Option, the Optionee agrees, for himself, his legal representatives, the executor of his estate, and his heirs, that the Plan and this Agreement shall be subject to discretionary interpretation by the Committee and that any interpretation by the Committee of the terms of the Plan and this Agreement shall be final, binding and conclusive on the Optionee, his legal representatives, the executor of his estate and his heirs. The Optionee, his legal representatives, the executor of his estate and his heirs shall not challenge or dispute the Committee's decisions.

(e)   The Committee may modify, extend or renew this Option at any time. However, no modification, extension or renewal shall (i) confer on the Optionee any right or benefit which he would not be entitled to if a new option was granted under the Plan at such time or (ii) alter, impair or adversely affect this Option or Agreement without the written consent of the Optionee.

(f)   No individual may exercise the Option and no shares will be issued under this Agreement unless and until the Company has determined to its satisfaction that such exercise and issuance comply with all relevant provisions of applicable law, including the requirements of any stock exchange on which the shares may then be traded.

8.   Governing Law. This Agreement shall be governed by the internal laws of the State of Wisconsin as to all matters, including, but not limited to, matters of validity, construction, effect, performance and remedies. No legal action or proceeding may be brought with respect to this Agreement more than one year after the later of (a) the last date on which the act or omission giving rise to the legal action or proceeding occurred; or (b) the date on which the individual bringing such legal action or proceeding had knowledge of such act or omission. Any such action or proceeding must be commenced and prosecuted in its entirety in the federal or state court having jurisdiction over Brown County, Wisconsin, and each individual with any interest hereunder agrees to submit to the personal jurisdiction thereof, and agrees not to raise the objection that such courts are not a convenient forum. At the Company's election, such action or other legal proceeding shall be heard pursuant to a bench trial and, if so elected, the parties to such proceeding shall waive their rights to a trial by jury.

9.   Severability. In the event any provision of the Agreement is held illegal or invalid for any reason, the illegality or invalidity will not affect the remaining provisions of the Agreement, and the Agreement shall be construed and enforced as if the illegal or invalid provision had not been included.

10.   Terms of Plan Govern. All parties acknowledge that this option is granted under and pursuant to the Plan, which shall govern all rights, interests, obligations and undertakings of both the Company and the Participant.

WPS RESOURCES CORPORATION

By:_____
Title: VP – Human Resources

ACKNOWLEDGEMENT FORM

I have read the terms of the WPS Resources Corporation Nonqualified Stock Option Agreement, dated _____, _____, and I hereby declare that I understand and agree to be bound by the terms and conditions of the Agreement.


_____
Optionee

Print name: _____


PLEASE DETACH THIS ACKNOWLEDGEMENT FORM FROM THE OPTION AGREEMENT AND RETURN IT TO CARMINE NELL IN HUMAN RESOURCES. YOUR OPTION WILL NOT BECOME EFFECTIVE UNTIL THE COMPANY RECEIVES THIS ACKNOWLEDGMENT FORM.